SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

PLACER DOME CONFIRMS NOTICE ON CERRO CASALE

JULY 8, 2004

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) confirms that it received a notice of default on July 2, 2004 respecting certain non-monetary obligations under its Shareholders’ Agreement with the Bema Gold Corporation (“Bema”) and the Arizona Star Resource Corp. (“Arizona Star”) respecting the Cerro Casale project in Chile. Under the terms of the Shareholders’ Agreement Placer Dome has 30 days to cure any non-monetary defaults. Placer Dome believes it has fulfilled and continues to fulfill its obligations under the Shareholders’ Agreement.

Bema and Arizona Star issued a joint press release dated July 7, 2004 regarding the above. Except for the statements that Placer Dome has determined that the Cerro Casale Project is not currently financeable under the terms of the Shareholders’ Agreement, and that Bema and Arizona Star have given Placer Dome a notice of default, Placer Dome does not agree with the contents of their press release.

Placer Dome intends to discuss these issues with its partners over the coming weeks.

Vancouver-based Placer Dome Inc. operates 17 mines on five continents. The company’s shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

For further information please contact:

Investor Relations: Greg Martin (604) 661-3795

Media Relations: Theresa Coles (604) 661-1911

For enquiries related to shares, transfers and dividends please contact:

CIBC Mellon Trust Company

Toll-free within North America (800) 387-0825

Collect calls accepted from outside North America (416) 643-5500

Head Office

Suite 1600, Bentall IV

1055 Dunsmuir Street

(PO Box 49330,

Bentall Postal Station)

Vancouver, British Columbia

Canada V7X 1P1

tel (604) 682-7082

fax (604) 682-7092

On the internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, expectations, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “would”, “will” or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and Placer Dome’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, environmental, legislative and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis” or detailed in Placer Dome’s filings with securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Placer Dome does not undertake to update any forward-looking statement that may be made from time to time by Placer Dome or on its behalf, except in accordance with applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  July 14, 2004